EXHIBIT 11

STERLING BANCORP AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Years Ended December 31,

	2007	2006	2005

Net income from continuing operations available to common shareholders	$15,393,906	$20,998,725	$23,462,709
(Loss) income from discontinued operations	(795,034)	(603,753)	564,116
Loss on sale of discontinued operations	—	(9,634,911)	—

Net income available for common shareholders and adjusted for diluted computation	$14,598,872	$10,760,061	$24,026,825

Weighted average common shares outstanding	18,209,740	18,734,610	19,164,498
Add dilutive effect of:
Stock options [1]	321,806	530,483	598,854

Adjusted for assumed diluted computation	18,531,546	19,265,093	19,763,352

Income from continuing operations, per average common share:
Basic	$0.85	$1.12	$1.22
Diluted	0.83	1.09	1.19
Net income, per average common share:
Basic	0.80	0.57	1.25
Diluted	0.79	0.56	1.22

[1]

Options issued with exercise prices greater than the average market price of the common shares for each of the years ended December 31, 2007, 2006, and 2005 have not been included in computation of diluted EPS for those respective years. As of December 31, 2007, 384,147 options to purchase shares at prices between $17.73 and $26.94 were not included; as of December 31, 2006, 223,111 options to purchase shares at prices between $19.50 and $26.94 were not included; as of December 31, 2005, 121,275 options to purchase shares at prices between $21.93 and $26.94 were not included.